Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

Quarter Ended June 30, 2013

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the three and six months ended June 30, 2013 and 2012 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	June 30,	December 31,
	2013	2012
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 16)	15,559,839	16,487,408
Accounts receivable and prepaid expenses (Note 4)	1,632,694	1,571,629
Marketable securities (Note 5)	712,388	2,201,808
Inventory (Note 6)	274,768	274,768
Assets classified as held for sale (Note 7)	415,807	-
	18,595,496	20,535,613

Non-current assets
Investment in associate (Note 8)	9,465,968	10,266,386
Exploration and evaluation assets deposit (Note 11(f)(vi))	138,929	138,929
Reclamation deposit	33,264	33,264
Contingent shares receivable (Note 9)	42,900	238,200
Property, plant and equipment (Note 10)	1,245,274	1,310,474
Exploration and evaluation assets (Note 11)	19,992,153	16,609,450
	30,918,488	28,596,703
TOTAL ASSETS	49,513,984	49,132,316

LIABILITIES
Current liabilities
Trade and other payables	397,938	1,060,829

EQUITY
Share capital (Note 12)	76,045,677	75,237,977
Shares to be issued (Note 12)	4,125,000	-
Reserves (Note 12)	8,740,272	9,947,336
Deficit	(39,794,903)	(37,113,826)
	49,116,046	48,071,487
TOTAL EQUITY AND LIABILITIES	49,513,984	49,132,316
Commitments (Note 17)

These consolidated financial statements are authorized for issue by the Board of Directors on August 7, 2013.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Joseph H. Montgomery
Director	Director

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue
Interest income	36,800	43,769	79,709	73,910
Other income	12,300	22,300	24,600	34,600
	49,100	66,069	104,309	108,510
Expenses
Impairment of exploration and evaluation assets	19,975	499,902	175,621	634,052
General and administrative expenses (Schedule 1)	429,554	474,646	1,032,063	1,061,058
Income on exploration and evaluation assets	-	-	(115,590)	(42,500)
General exploration expenses	168,596	233,457	350,770	424,578
Share-based payments	370,550	716,500	381,950	716,500
	988,675	1,924,505	1,824,814	2,793,688
Operating loss	(939,575)	(1,858,436)	(1,720,505)	(2,685,178)

Other income (loss)
(Loss) gain on investment in associate (Note 8)	(33,671)	(37,809)	(800,418)	121,285
Loss on fair-value of contingent share receivable (Note 9)	(54,600)	(213,900)	(195,300)	(393,900)
Gain (loss) on sale of marketable securities	18,865	(5,060)	19,509	158,070
Gain on sale of property, plant and equipment	-	-	-	3,051
Foreign exchange gain (loss)	8,136	12,185	15,637	(37,741)
Net loss for the period	(1,000,845)	(2,103,020)	(2,681,077)	(2,834,413)

Other comprehensive loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil	(666,738)	(1,864,342)	(1,485,601)	(1,950,161)
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax of nil	(4,680)	3,000	(5,763)	345,889
Other comprehensive loss for the period	(671,418)	(1,861,342)	(1,491,364)	(1,604,272)

Total comprehensive loss for the period	(1,672,263)	(3,964,362)	(4,172,441)	(4,438,685)

Basic net loss per share (Note 15)	(0.01)	(0.04)	(0.04)	(0.05)
Diluted net loss per share (Note 15)	(0.01)	(0.04)	(0.04)	(0.05)

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Operating activities
Net loss for the period	(1,000,845)	(2,103,020)	(2,681,077)	(2,834,413)
Items not affecting cash
(Gain) loss on equity investment	33,671	37,809	800,418	(121,285)
Depreciation	75,463	73,761	150,926	144,949
(Gain) loss on sale of marketable securities	(18,865)	5,060	(19,509)	(158,070)
Loss on fair value of contingent sharereceivable	54,600	213,900	195,300	393,900
Income on exploration and evaluation assets	-	-	(115,590)	(42,500)
Impairment of exploration and evaluation assets	19,975	499,902	175,621	634,052
Share-based payments	370,550	716,500	381,950	716,500
(Gain) on sale of property, plant and equipment	-	-	-	(3,051)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(116,055)	(154,191)	(61,065)	(58,496)
Accounts payable and accrued liabilities	(421,244)	(271,191)	(662,891)	(242,247)
Net cashed used in operating activities	(1,002,750)	(981,470)	(1,835,917)	(1,570,661)
Investing activities
Reclamation deposit	-	-	-	20,000
Marketable securities - Net proceeds	21,025	8,930	22,565	4,273,508
Property, plant and equipment
Purchases	-	(303,101)	(85,726)	(316,981)
Net proceeds	-	-	-	7,143
Asset classified as held for sale	(65,693)	-	(65,693)	-
Mineral properties
Costs	(1,337,840)	(1,668,003)	(3,387,768)	(3,749,777)
Net proceeds	-	-	127,420	25,000
Net cash used in investing activities	(1,382,508)	(1,962,174)	(3,389,202)	258,893
Financing activities
Issuance of shares, net of share issue costs	91,000	100,000	172,550	100,000
Shares to be issued	4,125,000	-	4,125,000	-
Net cash from financing activities	4,216,000	100,000	4,297,550	100,000

Net cash inflow (outflow)	1,830,742	(2,843,644)	(927,569)	(1,211,768)
Cash and cash equivalents, beginning of period	13,729,097	22,816,035	16,487,408	21,184,159
Cash and cash equivalents, end of period	15,559,839	19,972,391	15,559,839	19,972,391
Supplemental cash and cash equivalents information - Note 16

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Shares to be issued	Reserves
				Equity settled		Available-for-
	Number of			employee		sale financial	Total
	shares	Amount	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$	$		$		$	$

Balance, January 1, 2012	59,122,321	73,353,977	-	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	100,000	100,000	-	-	-	-	-	-	100,000
Fair value of share options allocated to shares issued
on exercise	-	54,000	-	(54,000)	-	-	(54,000)	-	-
Share-based payments	-	-	-	716,500	-	-	716,500	-	716,500
Total comprehensive loss for the period	-	-	-	-	-	(1,604,272)	(1,604,272)	(2,834,413)	(4,438,685)
Balance, June 30, 2012	59,222,321	73,507,977	-	9,198,973	176,741	(3,455,842)	5,919,872	(29,709,862)	49,717,987
Shares issued for cash on exercise of stock options	500,000	1,160,000	-	-	-	-	-	-	1,160,000
Fair value of share options allocated to shares issued
on exercise	-	570,000	-	(570,000)	-	-	(570,000)	-	-
Share-based payments	-	-	-	999,750	-	-	999,750	-	999,750
Total comprehensive loss for the period	-	-	-	-	-	3,597,714	3,597,714	(7,403,964)	(3,806,250)
Balance, December 31, 2012	59,722,321	75,237,977	-	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	145,000	172,550	-	-	-	-	-	-	172,550
Fair value of share options allocated to shares issued
on exercise	-	97,650	-	(97,650)	-	-	(97,650)	-	-
Shares issued pursuant to property acquisition
agreement	250,000	537,500	-	-	-	-	-	-	537,500
Shares to be issued pursuant to private placement			4,125,000	-	-	-	-	-	4,125,000
Share-based payments	-	-	-	381,950	-	-	381,950	-	381,950
Total comprehensive loss for the period	-	-	-	-	-	(1,491,364)	(1,491,364)	(2,681,077)	(4,172,441)
Balance, June 30, 2013	60,117,321	76,045,677	4,125,000	9,913,023	176,741	(1,349,492)	8,740,272	(39,794,903)	49,116,046

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of new mineral projects.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of preparation

(a)           Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting  Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2012. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2013.

•	IAS 1 Presentation of Financial Statements (“IAS 1”)
•	IAS 27 Separate Financial Statements (“IAS 27”)
•	IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
•	IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
•	IFRS 10 Unaudited interim condensed consolidated financial statements (“IFRS 10”)

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.	Basis of preparation (Continued)

(b)           Basis of preparation (continued)

•	IFRS 11 Joint Arrangements (“IFRS 11”)
•	IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”)
•	IFRS 13 Fair Value Measurement (“IFRS 13”)

The accounting standards and amendments to standards adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The adoption of the new standard did not have significant impacts to the consolidated statement of loss and comprehensive loss.

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate financial statements. The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 7 was amended by the IASB in December 2011 to amend the disclosure requirements in IFRS 7 to require information about all recognised financial instruments that are offset in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of Standing Interpretations Committee Standard (“SICs”) 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements.  In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes as a result of this process in the current or comparative period.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.	Basis of preparation (Continued)

(b)           Basis of preparation (continued)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  IFRS 11 essentially carves out of previously jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31.  In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairments of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The adoption of the new standard did not have significant impacts to the consolidated statements of financial position and the consolidated statement of loss and comprehensive loss.

IFRS 12 Disclosure of Interests In Other Entities (“IFRS 12”) requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. Disclosures arising from the adoption of IFRS 12 did not have significant impacts to the notes of the consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures.  The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

2.	Basis of preparation (Continued)

(b)           Basis of preparation (continued)

Recent accounting pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after June 30, 2013 or later periods.  Updates which are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•
IAS 32 Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting.  The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

•
IFRS 9 Financial Instruments (“IFRS 9”) was issued November 2009 and contained requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories:  amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with early adoption permitted.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries are expressed in Canadian dollar.

3.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2012.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the six month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

4.           Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2013	2012

Accounts receivable	$1,022,988	$984,399
Excise tax receivable	39,359	114,204
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	649,832	552,511
	$1,632,694	$1,571,629

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the six months ended June 30, 2013, the Company determined that $Nil (June 30, 2012 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at June 30, 2013 is $2,073,146 (December 31, 2012 - $2,666,437).

7.	Assets classified as held for sale

In March 2013, the Board of Directors determined that the BP and Black Jack Springs properties in Nevada and the Yago, Mezquites, Llano Grande and San Pedro properties in Mexico would be offered for sale.  The closing of the transaction was completed on July 25, 2013.

	June 30,	December 31,
Exploration and evaluation assets held for sale:	2013	2012

BP	$279,526	$-
Black Jack Springs	50	-
Yago	58,923	-
Mezquites	4,962	-
Llano Grande	1,713	-
San Pedro	70,633	-
	$415,807	$-

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

8.	Investment in associate

Gold Mountain Mining Corporation (“Gold Mountain”)

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

On January 28, 2013, the Company received the two million bonus shares as described in Note 9(a) and has recognized the increase in equity interest.  The Company now owns 28.75 million common shares of Gold Mountain representing a 41.7% interest.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain’s loss during the six months ended June 30, 2013 in the amount of $800,418 (June 30, 2012 – gain of $121,285). The fair value of the investment at June 30, 2013 is $3,737,500 (December 31, 2012 - $8,025,000).

The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2012 and 2011:

	December 31,	December 31,
	2012	2011
Total assets	$33,801,281	$31,794,050
Total liabilities	$4,070,377	$628,018
Revenue	$108,918	$11,877
Net (loss) income	$(2,024,678)	$1,104,080

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

9.	Contingent shares receivable

(a)	As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

On January 28, 2013, the Company received the 2 million common shares thus recording the contingent share receivable to $Nil (March 31, 2012 - $120,000).  The contingent share receivable is based on management’s best estimate of the fair value of the common shares as at June 30, 2013 and a loss on fair value adjustment of $Nil (June 30, 2012 - $39,000) in the statement of comprehensive loss during the six months ended June 30, 2013.

(b)	On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”). The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares. An additional 7 million common share will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $42,900 (June 30, 2012 - $163,800) based on management’s best estimate of the fair value of the common shares as at June 30, 2013 and a loss on fair value adjustment of $195,300 (June 30, 2012 - $354,900) in the statement of comprehensive loss during the six months ended June 30, 2013.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

10.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756

Additions	-	-	2,001	10,395	-	31,707	-	41,623	85,726

Disposals	-	-	-	-	-	-	-	-	-
June 30, 2013	532,095	139,195	328,996	214,812	65,106	452,109	27,181	1,534,988	3,294,482

Accumulated depreciation
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282

Disposals	-	-	-	-	-	-	-	-	-

Depreciation	24,724	1,422	8,606	13,448	766	15,502	-	86,458	150,926
June 30, 2013	391,988	126,393	279,233	133,408	58,210	296,729	27,181	736,066	2,049,208

Carrying amounts
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474
June 30, 2013	140,107	12,802	49,763	81,404	6,896	155,380	-	798,922	1,245,274

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.	Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	110,047	95,061	676,471
Additions	916,556	1,662	-	-	-	11,634	929,852
Proceeds from options	-	-	-	-	-	(132,420)	(132,420)
Proceeds received from options on exploration and evaluation assets in excess of cost-reclassified to income	-	-	-	-	-	115,590	115,590
Impairment of deferred acquisition costs	-	-	-	-	-	(8)	(8)
Closing balance (June 30, 2013)	1,147,615	47,261	46,451	148,254	110,047	89,857	1,589,485
Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	169,430	239,638	15,932,979
Costs incurred during the period
Drilling and related costs	945,203	87,882	-	-	-	-	1,033,085
Professional/technical fees	335,241	10,173	-	928	49	84,717	431,108
Claim maintenance/lease cost	113,150	24,270	8,098	580	-	224,481	370,579
Geochemical, metallurgy	505,925	30,585	-	-	-	35,327	571,837
Geology, exploration	390,286	-	-	-	-	5,539	395,825
Geophysical, geosciences	17,614	-	-	-	-	-	17,614
Reclamation, environmental	22,535	8,114	-	-	-	1,756	32,405
Water exploration	48,492	-	-	-	-	-	48,492
Travel and accommodation	150,188	-	-	-	-	2,489	152,677
Supplies and misc.	21,979	-	35	-	-	2,429	24,443
Recoveries	-	-	-	-	-	(16,956)	(16,956)
Impairment of deferred exploration costs	-	-	-	-	-	(175,613)	(175,613)
	2,550,613	161,024	8,133	1,508	49	164,169	2,885,496
Closing balance (June 30, 2013)	14,882,139	1,268,418	1,415,498	679,134	169,479	403,807	18,818,475
	16,029,754	1,315,679	1,461,949	827,388	279,526	493,664	20,407,960

Reclassified to Assets Held for Sale (Note 7)	-	-	-	-	(279,526)	(136,281)	(415,807)
Total exploration and evaluation assets	16,029,754	1,315,679	1,461,949	827,388	-	357,383	19,992,153

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.           Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)    Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Mexico.  The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property in Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property.  The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada by staking.

(e)           BP

In 2010, the Company acquired a 100% interest in the BP property in Nevada by staking.  In an agreement dated June 10, 2013, the property was vended along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty which received regulatory approval on July 25, 2013.

(f)   Other – British Columbia

(i)	Nicoamen River
The Company acquired a 100% interest in the Nicoamen River property by staking.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)	Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the agreement on July 23, 2013.

Other – Mexico

(iv)	San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in the six months ended June 30, 2013 of $23,874 (June 30, 2012 - $28,208).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

11.           Exploration and evaluation assets (Continued)

(f)   Other – Mexico (continued)

(v)	Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe, Sagitario, Gallo de Oro and As de Oro claims.  The Company recorded a write-down in the six months ended June 30, 2013 of $Nil (June 30, 2012 - $30,481).  In an agreement dated June 10, 2013, the property was vended along with several others properties to Tarsis Resources Ltd. for shares and a 2% NSR royalty, which received regulatory approval on July 25, 2013.

(vi)	Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty.  During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.  The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).  The Company received notice from Golden Minerals of their intention to terminate the agreement subject to all termination conditions having been met.

(vii)	Caldera
The Company acquired a 100% interest in the Caldera property in Mexico by staking.  During 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property.  During 2012, Windstorm terminated the Option Agreement. The Company recorded a write-down in the six months ended June 30, 2013 of $59,595 (June 30, 2012 - $467,958).

(viii)	Other write-downs of interest in mineral properties
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $92,152 during the six months ended June 30, 2013 (June 30, 2012 - $107,405).

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

12.	Share capital and reserves

(a)   Authorized share capital

At June 30, 2013, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)   Details of other issues of common shares in 2013

On February 22, 2013, the Company issued 250,000 common shares at a deemed value of $2.15 per share pursuant to a property acquisition agreement.

(c)           Shares to be issued

As at June 30, 2013, 3,300,000 units at $1.25 per unit were issuable for cash proceeds received of $4,125,000.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.

(d)           Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2013, the Company had reserved 96,732 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the six months ended June 30, 2013 vested on the date granted.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

12.   Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (continued)

The continuity of stock options for the six months ended June 30, 2013 is as follows:

Expiry date	Exercise price	December 31, 2012	Granted	Exercised	Expired/ cancelled	June 30, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(50,000)	-	75,000
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000			25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(145,000)	(215,000)	5,915,000
Weighted average
exercise price		$2.39	$1.77	$1.19	$2.77	$2.36

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

12.   Share capital and reserves (Continued)

(d)           Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the six months ended June 30, 2013 calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
250,000	June 18, 2013	$1.01	1.62%	5	78.71%	$Nil

13.       Related party transactions and balances

    (a)   Compensation of key management personnel

    Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Six months ended June 30,
	2013		2012

Salaries, fees and benefits	$345,000	(i)	$307,500	(ii)
Share-based payments	340,250	(iii)	629,750	(iv)
Director’s fees	48,000		39,000
	$733,250		$976,250

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $120,000 for geological services provided to the Company and recorded in General Exploration Expenses.

(ii)	Hawk Mountain was paid $112,500 for geological services provided to the Company.
(iii)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 4, 2013 grant date. The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date. All options vested upon grant.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 250,000 option-based awards is based on the fair value of the awards ($2.03) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.63) calculated using the Black-Scholes model at the June 8, 2012 grant date. All options vested upon grant.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

13.       Related party transactions and balances (Continued)

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has a common director with ATW.

ii)  Other

a)
During the six months ended June 30, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (June 30, 2012 - $6,000).

b)	During the six months ended June 30, 2013, the Company paid the Chairman’s daughter a salary of $14,500 less statutory deductions (June 30, 2012 - $29,000) for marketing and administrative services.

14.           Income on exploration and evaluation assets

Income on exploration and evaluation assets is comprised of the following:

	Six months ended June 30,
	2013	2012

Sale of Dill property	$30,000	$42,500
Sale of Fuego property	85,590	-
	$115,590	$42,500

15.           Net loss per share
Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2013 was based on the loss attributable to common shareholders of $1,000,845 (June 30, 2012 – $2,103,020) and a weighted average number of common shares outstanding of 60,050,288 (June 30, 2012 – 59,208,035).

The calculation of basic net loss per share for the six months ended June 30, 2013 was based on the loss attributable to common shareholders of $2,681,077 (June 30, 2012 – $2,834,413) and a weighted average number of common shares outstanding of 59,953,371 (June 30, 2012 – 59,165,178).

The calculation of diluted net loss per share for the three months ended June 30, 2013 did not include the effect of stock options as they are anti-dilutive.  The calculation of the diluted net loss per share for the three months ended June 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 123,329 stock options.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

15.           Net loss per share (Continued)

Basic and diluted net loss per share (continued)

The calculation of diluted net loss per share for the six months ended June 30, 2013 did not include the effect of stock options as they are anti-dilutive.  The calculation of the diluted net loss per share for the six months ended June 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 275,291 stock options).

16.	Supplemental cash flow information

(a)	Supplemental information regarding non-cash transactions is as follows:

	June 30, 2013	June 30, 2012
Investing activities
Fair value of share options transferred to share capital on exercise of options	$97,650	$54,000
Shares received on sale of Dill property	5,000	-

(b)	Supplemental information regarding the split between cash and cash equivalents is as

	June 30, 2013	June 30, 2012

Cash	$10,259,789	$4,477,141
Term Deposits	5,300,050	5,500,050
Government of Canada (T-Bills)	-	9,995,200
	$15,559,839	$19,972,391

17.           Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at June 30, 2013, the remaining payments for the executive contracts and the operating lease are due as follows:

	2013	2014	2015	2016	2017	Total

Office lease	$33,500	$75,000	$81,000	$6,700	$-	$196,200
Executive contracts	252,500	505,000	-	-	-	757,500
	$286,000	$580,000	$81,000	$6,700	$-	$953,700

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

18.           Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)       Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$597,948	$28,957
Accounts receivable and prepaid expenses	-	736,787
Total assets	$597,948	$765,744

Trade and other payables	$40,800	$-
Total liabilities	$40,800	$-

Net assets	$557,148	$765,744

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $60,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $3,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2013, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

18.	Financial instruments (Continued)

(c)
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $155,000.

(e)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $21,000.

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable securities	$712,388	$-	$-	$712,388

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

19.           Management of capital

The Company considers its capital to consist of common shares and stock options.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

20.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets.

The Company has non-current tangible assets in the following geographic locations:

	June 30, 2013	December 31, 2012

Canada	$2,660,463	$2,564,122
United States	827,391	1,105,361
Mexico	17,749,573	14,250,441
	$21,237,427	$17,919,924

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

21.           Subsequent events

(a)	Sale of exploration and evaluation assets

On July 25, 2013, the TSX Venture Exchange accepted for filing a purchase and sale agreement dated June 10, 2013 between the Company and Tarsis Resources Ltd. (“Tarsis”). The Company sold 100% interests in the BP and Black Jack Springs properties in Nevada, and the Yago, Mezquites, San Pedro and Llano Grande properties in Mexico for 4 million shares of Tarsis and a 2% net smelter return royalty for a net loss of approximately $195,000.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.

Almaden Minerals Ltd.
Notes to the consolidated interim financial statements
For the six months ended June 30, 2013
(Unaudited – Expressed in Canadian dollars)

21.           Subsequent events (Continued)

(b)
Private placement

On July 17, 2013 the Company closed a non-brokered private placement by the issuance of 4,376,000 units at a price of $1.25 per unit for proceeds to the Company of $5.47 million.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

(c)
Merit property

During 2010, the Company entered into an Option Agreement with Sunburst to earn a 60% interest in the Merit Property as described in Note 11 (f)(iii).  Sunburst terminated the Option Agreement on July 23, 2013.

Almaden Minerals Ltd.				Schedule 1
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
	Three months ended			Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$

Professional fees	54,352	97,293	140,395	248,429
Salaries and benefits	129,209	118,245	261,735	224,503
Travel and promotion	38,553	40,510	109,857	95,450
Depreciation	75,463	73,761	150,926	144,949
Office and license	39,291	65,569	91,651	97,014
Rent	41,977	39,361	83,338	78,907
Stock exchange fees	19,764	11,150	87,070	71,931
Insurance	25,194	25,245	49,354	52,759
Transfer agent fees	5,751	3,512	9,737	8,116
Directors fees	-	-	48,000	39,000
	429,554	474,646	1,032,063	1,061,058